Charles A. Bittenbender

Vice President, General Counsel

and Secretary

December 12, 2013

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Mary Beth Breslin

Re:	Hyster-Yale Materials Handling, Inc.
Registration Statement on Form S-4

Filed November 5, 2013

File No. 333-192098

Ladies and Gentlemen:

On behalf of Hyster-Yale Materials Handling, Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-4 (File No. 333-192098) (the “Registration Statement”) of the Company be declared effective at 10:00 a.m. on Wednesday, December 18, 2013, or as soon thereafter as practicable. The Company respectfully requests that you notify Thomas C. Daniels of such effectiveness by a telephone call to (216) 586-7017.

In connection with such request, the undersigned, on behalf of the Company, hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

5875 Landerbrook Drive • Suite 300 • Cleveland, Ohio 44124-4069 • Telephone 440-449-9600

Please contact Thomas C. Daniels of Jones Day at (216) 586-7017 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

HYSTER-YALE MATERIALS HANDLING, INC.

By:	/s/ Charles A. Bittenbender
Name: Charles A. Bittenbender
Title: Vice President, General Counsel & Secretary

cc:	Thomas C. Daniels, Esq.